SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE CONCERNING NTT COMMUNICATIONS CORPORATION’S DECISION ON CONSOLIDATION OF ITS VIDEO DELIVERY BUSINESSES AND DISSOLUTION OF ITS SUBSIDIARY

On December 21, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning NTT Communications Corporation’s decision to consolidate its video delivery businesses and to dissolve one of its subsidiaries. NTT Communications Corporation is a wholly-owned subsidiary of the registrant.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: December 21, 2007

December 21, 2007

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE CONCERNING NTT COMMUNICATIONS CORPORATION’S DECISION ON

CONSOLIDATION OF ITS VIDEO DELIVERY BUSINESSES AND DISSOLUTION OF ONE OF

ITS SUBSIDIARIES

NTT Communications Corporation (“NTT Com”), one of the wholly-owned subsidiaries of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today its decision to consolidate its video delivery businesses for TV and its decision to dissolve one of its subsidiaries as a part of such consolidation. Impact of the dissolution on NTT’s consolidated business results is expected to be minimal. For more details, please see the attached press release by NTT Com.

For further inquiries please contact:

(Mr.) Horinouchi or (Mr.) Nittono
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax :	+81-3-5205-5589

December 21, 2007

NTT Com Group to Consolidate Video Distribution Business

TOKYO, JAPAN – NTT Communications (NTT Com) announced today that video distribution services provided through its “OCN Theater” service and “On Demand TV” service operated by On Demand TV, Inc. will be transferred to Plala Networks Inc. (Plala Networks), a wholly owned subsidiary of NTT Com, on March 1, 2008.

The increased economy of scale that will be realized through the consolidation is expected to help raise operational efficiency and facilitate the introduction of more competitive services.

For the time being, Plala Networks will retain the two existing brands, as well as provide services through its own “4th MEDIA” service. Fee structures and services of the two incoming brands will remain the same under Plala Networks.

Beginning in June, however, Plala Networks will consolidate the three brands under one unified brand. Notification of service transition for existing users will be done after March 2008.

Plala Networks will inform “OCN Theater” and “On Demand TV” customers of the changes in early January 2008. Procedures to dissolve On Demand TV, Inc. will start in July 2008.

Once the NTT Group begins offering next-generation network (NGN) services in March 2008, Plala Networks plans to introduce high-quality, multi-channel services, including retransmission of digital terrestrial television (DTT) in cooperation with TV broadcasters.

As part of launching the new brand, NTT Com and ITOCHU Corporation will increase the capitals of Plala Networks in the current fiscal year and then again in the new fiscal year beginning April 1, 2008.

In addition, Plala Networks intends to purchase a stake in I-Cast, Inc. (I-Cast), broadcaster through the use of telecommunications services, in March 2008, following an expected merger between I-Cast and On-line TV Co., Ltd. (On-line TV). A memorandum of understanding has been signed by I-Cast and On-line TV, and the two firms are now discussing a merger under the I-Cast name.

For further information about the respective brands and services, please see the attachment.

# # #

About NTT Com

NTT Communications Corporation (NTT Com) provides information and communications technology (ICT) solutions worldwide with dedicated professionals stationed in 21 countries. Renowned as an IPv6 technology pioneer and managed service expert, NTT Com offers diverse high-quality IP, Web-based, and managed network solutions combining network management, security, ubiquitous, Web portals/engines, and global services. Its world-class Tier 1 Internet backbone and secure closed networks with over 98,000 MPLS ports, combined with the networks of partner companies around the world, connect more than 200 countries. The company earned non-consolidated revenues exceeding one trillion yen (about US$1.2 billion) in fiscal 2006 ended March 31, 2007. NTT Com started as a long-distance phone company in 1999 after the reorganization of the NTT Group, and is the wholly-owned subsidiary of NTT, one of the world’s largest telecommunications companies. NTT is listed in Japan, London and New York stock exchanges. Please visit www.ntt.com.

For More Information

(Mr.) Satoshi Kobayashi or (Mr.) Tadahiro Akahodani

Net Business Division

NTT Communications

Tel. +81 3 6700 6490

For more information, please contact.

Attachment

For More Information about the Respective Brands and Services

OCN Theater Customer Center (until Feb 29, 2008)	Tel: 0120-539907 (free dial) Hours: 10:00 a.m.- 8:00 p.m. daily Closed Dec. 29 - Jan. 3

On Demand TV Customer Center	Tel: 0120-34-1616 (free dial) Hours: 10:00 a.m.- 8:00 p.m. daily

4th MEDIA Plala Networks Customer Dial

Tel: 009-192-31 (free dial from fixed-line phones)

       (03) 5954-5313 (mobile, PHS and public phones)

Hours: Weekdays: 12:00 a.m. - 9:00 p.m.

  Weekends and holidays: 12:00 a.m. - 7:00 p.m.

  Closed May 3-5 and Dec. 29 - Jan. 3

About On Demand TV, Inc.

Address:	5th fl., Shibuya Park Plaza, 1-11-8 Shibuya, Shibuya-ku, Tokyo
President:	Katsuya Uema
Business:	Video Delivery Business for TV
Establishment:	October 4, 2002
Capital:	3,027,500,000 yen
Year End:	March 31
Shareholders:	NTT Communications Corporation (45.85%)
ITOCHU Corporation (44%)
SKY Perfect Communication Inc. (5%)
Nippon Telegraph and Telephone West Corporation (5%)
Nippon Telegraph and Telephone East Corporation (0.15%)